AMASYS CORPORATION
625 N. Washington Street
Suite 301
Alexandria, Virginia 22314
(703) 797-8111

March 19, 2007

Mr. Paul Cline
Senior Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AMASYS Corporation: Form 10-KSB for the Fiscal Year Ended June 30, 2005 Filed September 28, 2005 and Amended January 22, 2007 File No. 000-21555

Dear Mr. Cline:

This is in response to your comment letter dated February 27, 2007 and subsequent telephone conversations concerning the above referenced Form 10-KSB filed on behalf of AMASYS Corporation (the “Company”) on September 28, 2005. Below are the responses to the comments (in bold).

Report of Independent Registered Public Accounting Firm, page F-1

1.
We have reviewed the revised audit report of Kaiser, Scherer, & Schlegel, PLLC and based upon their previous report and the revised language it appears that your auditor was unable to perform procedures necessary to attest to the validity and valuation of your equity method investment in Comtex. Their inability to fully perform such audit procedures is considered a scope exception, and as such their audit report is a qualified report. The staff does not accept such a report as consistent with the requirements of Rule 2-02(b) of the Regulation S-X financial statements on which the auditors’ opinions are qualified because of a limitation on the scope of the audit. Therefore, it will be necessary for the independent accounting firm to expand the scope of its audit to include the procedures necessary in order to it to attest to the validity and valuation of the Comtex investment. After the necessary procedures have been performed, amend your filing to include an unqualified report from your auditors.

Pursuant to our telephone conversation with the Staff, the Staff is directed to the Company’s response to Comment 3 in its letter dated March 7, 2006.

Mr. Paul Cline
March 19, 2007

Note 2: Summary of Significant Accounting Policies: Investment in Common Stock-Related Party, page F-9

2.
We note your revised disclosure of your consideration of paragraphs 4(h) and 5 of FIN 46R in determining your accounting for your investment in Comtex. Please provide us your full analysis of how you determined Amasys is not a VIE under paragraph 5 and therefore not subject to consolidation under paragraph 14 of FIN 46(R). Your analysis should clearly set forth how you considered the ownership and current roles of your Chairman and CEO in Comtex.

Pursuant to our telephone conversation with the Staff, the Staff is directed to the Company’s response to Comment 5 in its letter dated March 7, 2006.

Report of Independent Registered Public Accounting Firm, page F-1

3.	Include the Comtex News Network, Inc. audit report dated August 26, 2005 in the Company’s Form 10-K for the fiscal year ended June 30, 2005.

The Company will include the Comtex News Network, Inc. audit report dated August 26, 2005 in its Amended Form 10-K for the fiscal year ended June 30, 2005.

We trust the above information is responsive to the staff’s comments. Please direct any additional comments or questions to the undersigned.

Sincerely, /s/ C.W. Gilluly, Ed.D C.W. Gilluly, Ed.D President and Chief Executive Officer AMASYS Corporation

cc:	Matthew Komar, Securities and Exchange Commission Marc Levy, Esq.